EXHIBIT 12.2
PACIFIC GAS AND ELECTRIC COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED
FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Six Months Ended June 30,	Year ended December 31,
	2014	2013	2012	2011	2010	2009
Earnings:
Net income	$478	$866	$811	$845	$1,121	$1,250
Income tax provision	210	326	298	480	574	482
Fixed charges	553	971	891	880	799	817
Total earnings	$1,241	$2,163	$2,000	$2,205	$2,494	$2,549
Fixed charges:
Interest on short-term borrowings and
long-term debt, net	$529	$917	$834	$824	$731	$754
Interest on capital leases	3	7	9	16	18	19
AFUDC debt	21	47	48	40	50	44
Total fixed charges	$553	$971	$891	$880	$799	$817
Preferred stock dividends:
Tax deductible dividends	$4	$9	$9	$9	$9	$9
Pre-tax earnings required to cover non-tax
deductible preferred stock dividend
requirements	4	7	7	8	7	7
Total preferred stock dividends	8	16	16	17	16	16
Total combined fixed charges and
preferred stock dividends	$561	$987	$907	$897	$815	$833
Ratios of earnings to combined fixed charges and preferred stock dividends
	2.21	2.19	2.21	2.46	3.06	3.06

Note:
For the purpose of computing Pacific Gas and Electric Company’s ratios of earnings to combined fixed charges and preferred stock dividends, “earnings” represent net income adjusted for the income or loss from equity investees of less than 100% owned affiliates, equity in undistributed income or losses of less than 50% owned affiliates, income taxes and fixed charges (excluding capitalized interest).  “Fixed charges” include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest on capital leases, AFUDC debt, and earnings required to cover the preferred stock dividend requirements. “Preferred stock dividends” represent tax deductible dividends and pre-tax earnings that are required to pay the dividends on outstanding preferred securities.  Fixed charges exclude interest on tax liabilities.